4949 SW Macadam Avenue

2nd Floor, Suite 84

Portland, Oregon 97239

(888) 611-5825

June 6, 2019

Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jan Woo

Re:	JetBlack Corp.
Registration Statement on Form 10-12g
File No. 000-51989

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), JetBlack Corp., a Nevada corporation (the “Company”), hereby respectfully requests the immediate withdrawal of its Registration Statement on Form 10-12g (File No. 000-51989), together with all exhibits and amendments thereto (collectively, the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2019.

The Company is requesting the consent of the Commission to the withdrawal of the Registration Statement because the Company has determined that the audit for the annual financials cannot be completed in time. The Registration Statement has not been deemed effective and no securities covered by the Registration Statement have been newly issued or sold.

Should you have any questions regarding this matter or need any additional information, please contact the Company’s legal counsel, Garry Schnell at Lawstein Corp., P.C. at (503) 245-5240.

Very truly yours,

/s/ Dan Goldin

Dan Goldin,

Chairman and

Chief Executive Officer